UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Intelligroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45816A106

(CUSIP Number)

Andrew Y. Yan
Suites 2115-2118
Two Pacific Place, 88 Queensway
Hong Kong
(852) 2918-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)

SB Asia Infrastructure Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,098,038 (1) 8. Shared Voting Power 9. Sole Dispositive Power 15,098,038 (1) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,947,122(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Partners LP.
(2)	See Item 6 herein. Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of common stock. In addition, Venture Tech has disclosed that in June 2005 it acquired an aggregate of 1,633,397 shares of common stock in an open market purchase. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. SAIF disclaims such beneficial ownership.

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1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SB Asia Pacific Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,098,038 (1)(2) 8. Shared Voting Power 9. Sole Dispositive Power 15,098,038 (1)(2) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,947,122 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) PN

(1)	Solely in its capacity as sole general partner of SB Asia Infrastructure Fund L.P.
(2)	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Investments Limited.
(3)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of common stock. In addition, Venture Tech has disclosed that in June 2005 it acquired an aggregate of 1,633,397 shares of common stock in an open market purchase. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. The Reporting Persons disclaim such beneficial ownership.

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1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SB Asia Pacific Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,098,038 (1)(2) 8. Shared Voting Power 9. Sole Dispositive Power 15,098,038 (1)(2) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,947,122 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) CO

(1)	Solely in its capacity as sole general partner of SB Asia Pacific Partners LP.
(2)	Power is exercised by the sole shareholder of the reporting person, Asia Infrastructure Investments Limited.
(3)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of common stock. In addition, Venture Tech has disclosed that in June 2005 it acquired an aggregate of 1,633,397 shares of common stock in an open market purchase. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. The Reporting Persons disclaim such beneficial ownership.

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1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Asia Infrastructure Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,098,038 (1)(2) 8. Shared Voting Power 9. Sole Dispositive Power 15,098,038 (1)(2) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,947,122 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) CO

(1)	Solely in its capacity as sole shareholder of SB Asia Pacific Investments Limited.
(2)	Power is exercised by a voting shareholder of the reporting person, SB First Singapore pte Ltd., which exercises control with respect to the reporting person’s interest in SB Asia Pacific Investments Limited.
(3)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of common stock. In addition, Venture Tech has disclosed that in June 2005 it acquired an aggregate of 1,633,397 shares of common stock in an open market purchase. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. The Reporting Persons disclaim such beneficial ownership.

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CUSIP No. 45816A106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SB First Singapore Pte Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,098,038 (1)(2) 8. Shared Voting Power 9. Sole Dispositive Power 15,098,038 (1)(2) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,947,122 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) CO

(1)	Solely in its capacity as a voting shareholder of Asia Infrastructure Investments Limited that exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited.
(2)	Power is exercised by the sole shareholder of the reporting person, SOFTBANK Corp.
(3)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of common stock. In addition, Venture Tech has disclosed that in June 2005 it acquired an aggregate of 1,633,397 shares of common stock in an open market purchase. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. The Reporting Persons disclaim such beneficial ownership.

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1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) SOFTBANK Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,098,038 (1) 8. Shared Voting Power 9. Sole Dispositive Power 15,098,038 (1) 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,947,122 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) CO

(1)	Solely in its capacity as the sole shareholder of SB First Singapore Pte Ltd.
(2)	Consists of 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of common stock. In addition, Venture Tech has disclosed that in June 2005 it acquired an aggregate of 1,633,397 shares of common stock in an open market purchase. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the shares of common stock beneficially owned by Venture Tech. The Reporting Persons disclaim such beneficial ownership.

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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Intelligroup, Inc., a New Jersey corporation (the “Company”). The address of the principal executive offices of the Company is 499 Thornall Street, Edison, NJ 08837. This Amendment No. 1 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by SAIF on October 13, 2004 (the “Statement”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

     “(a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules under the Securities Exchange Act of 1934, as amended (the “Act”), and the agreement to the joint filing of this statement, attached hereto as Exhibit 5, the undersigned hereby jointly file this Schedule 13D Statement on behalf of SB Asia Infrastructure Fund L.P., a Cayman Islands limited partnership (the “Fund”), SB Asia Pacific Partners, L.P., a Cayman Islands limited partnership (the “GP”), SB Asia Pacific Investments Limited, a Cayman Islands corporation (“SB Investments”), Asia Infrastructure Investments Limited, a Cayman Islands corporation (“Asia Investments”), SB First Singapore Pte Ltd., a Singapore corporation (“SB Singapore”) and SOFTBANK Corp, a Japanese corporation (“SOFTBANK” and together with the Fund, the GP, SB Investments, Asia Investments and SB Singapore, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     The Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among the Company, the Fund and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, the Fund and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”) provide for, under certain conditions, the designation by the Fund and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity and understand that Venture Tech has filed a separate Schedule 13D.

     (b) and (c) The principal business address of the Fund, which also serves as its principal office, is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. The principal business of the Fund is the purchase, sale, acquisition and holding of investment securities. The GP is the sole general partner of the Fund. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the Fund is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

Ronald D. Fisher	300 Delaware Avenue Wilmington, DE 19807, U.S.A.	Director of SB Investments

     The GP is a Cayman Islands limited partnership, the principal business of which is the serving as the general partner of the Fund. The principal business address of the GP, which also serves as its principal office, is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Investments is the sole general partner of the GP. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the GP is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

Ronald D. Fisher	300 Delaware Avenue Wilmington, DE 19807, U.S.A.	Director of SB Investments

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     SB Investments is a Cayman Islands corporation, the principal business of which is acting as the sole general partner of the GP. The principal business address of SB Investments which also serves as its principal office, is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. Asia Investments is the sole shareholder of SB Investments. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the SB Investments is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

Ronald D. Fisher	300 Delaware Avenue Wilmington, DE 19807, U.S.A.	Director of SB Investments

     Asia Investments is a Cayman Islands corporation, the principal business of which is being the sole shareholder of SB Investments and the limited partner of the Fund. The principal business address of Asia Investments which also serves as its principal office, is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Singapore is a voting shareholder of Asia Investments, which exercises control with respect to Asia Investments’ interest in SB Investments. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Asia Investments is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

Ronald D. Fisher	300 Delaware Avenue Wilmington, DE 19807, U.S.A.	Director of Asia Investments

Ned Hooper	170 West Tasman Drive San Jose, CA 95134 U.S.A.	Director of Asia Investments

     SB Singapore is a Singapore corporation, the principal business of which is the holding of the voting securities in Asia Investments. The principal business address of SB Singapore, which also serves as its principal office, is 8 Cross Street, #17-000 PwC Building, Singapore 048424. SOFTBANK is the sole shareholder of SB Singapore. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of SB Singapore is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

David Kimelberg	188 Centre Street Newton Center, MA 02459	Director

Shuji Kotani	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director

Mabel Woo May Poh	#17-000 PwC Building Singapore 048424.	Director

     SOFTBANK is a Japanese corporation, the principal business of which is a holding corporation. The principal business address of SOFTBANK, which also serves as its principal office, is Tokyo Shiodome Bldg., 1-9-1,Higashi-shimbashi, Minato-ku, Tokyo 105-7303, Japan. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of SOFTBANK is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

Masayoshi Son	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	President & CEO of SOFTBANK

Hideki Kurashige	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK

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NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT

Ken Miyauchi	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK; President & CEO of SOFTBANK BB CORP.

Kazuhiko Kasai	Tokyo Shiodome Bldg., 1-9-1, Higashi-shimbashi, Minato-ku, Tokyo, Japan 105-7303	Director of SOFTBANK

Masahiro Inoue	3-6-7, Kita Aoyama, Minato-ku, Tokyo 107-0061, Japan	Director of SOFTBANK; President & CEO of Yahoo Japan Corporation

Ronald D. Fisher	300 Delaware Avenue, Wilmington, DE 19801, U.S.A.	Director of SOFTBANK; Vice Chairman of SOFTBANK Holdings Inc.

Jun Murai, Ph.D	KEIO University Faculty of Faculty of Environmental Information 4-5-29 Komaba Meguro-ku, Tokyo 153-8503	Director of SOFTBANK; Professor, Environmental Information, KEIO University

Tadashi Yanai	Shibuya Mark City West, 13th Floor, 12-1, Dogenzaha, 1-Chome, Shibuya-ku, Tokyo 150-0043, Japan	Director of SOFTBANK; Chairman & CEO of Fast Retailing Co., Ltd.

     (d) None of the reporting persons, nor to the best of their knowledge, any of the other persons named in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the reporting persons, nor to the best of their knowledge, any of the other persons named in this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated to read in its entirety as follows:

     “Pursuant to the 2004 Purchase Agreement, the Fund purchased 11,764,705 shares of Common Stock for an aggregate purchase price of approximately $10.0 million in cash.

     Pursuant to the 2006 Purchase Agreement, the Fund purchased 3,333,333 shares of Common Stock for an aggregate purchase price of approximately $5 million in cash.

     The source of funds used by the Fund to purchase the Common Stock is in the form of partnership contributions to the Fund.”

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ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby amended and restated to read in its entirety as follows:

     “The Fund acquired and continues to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional stock in the open market or in private transactions. Depending on these same factors, the Fund may sell all or a portion of the Common Stock in private transactions or in the open market.

     In addition, in connection with the purchase of Common Stock, the Fund entered into the Purchase Agreements (as described in Item 6 below), which contains provisions regarding, among other things, the acquisition and registration of Common Stock as well as certain provisions regarding the composition of the Company’s board of directors (the “Board”).

     In addition, in connection with the sale of the Common Stock, the Company was not compliant with the shareholder approval, proxy solicitation and listing of additional share requirements as set forth in the Nasdaq Marketplace Rules 4350(i)(1)(B); 4350(i)(1)(D) and 4310(c)(17), respectively. On September 29, 2004, the Company received a notice from the Nasdaq Hearings Department stating that the Listing Qualifications Panel (the “Panel”), which was presently considering the Company’s continued listing on The Nasdaq National Market in light of the Company’s failure to timely file its periodic report on Form 10-Q for the second quarter of 2004, would also consider the Company’s additional deficiencies with the Nasdaq listing requirements in rendering a decision regarding the Company’s continued listing on The Nasdaq National Market.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated to read in its entirety as follows:

     “(a) FUND

     The aggregate number of shares of Common Stock that the Fund may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 15,098,038 shares of Common Stock owned by the Fund and 10,849,084 shares of Common Stock owned by Venture Tech), which constitutes approximately 62.1% of the outstanding Common Stock.

     By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. The Fund disclaims such beneficial ownership.

     GP

     The aggregate number of shares of Common Stock that the GP may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 10,849,084 shares of Common Stock owned by Venture Tech), which constitutes approximately 62.1% of the outstanding Common Stock.

     By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. The GP disclaims such beneficial ownership.

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     SB INVESTMENTS

     The aggregate number of shares of Common Stock that SB Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 10,849,084 shares of Common Stock owned by Venture Tech), which constitutes approximately 62.1% of the outstanding Common Stock.

     By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. SB Investments disclaims such beneficial ownership.

     ASIA INVESTMENTS

     The aggregate number of shares of Common Stock that Asia Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 10,849,084 shares of Common Stock owned by Venture Tech), which constitutes approximately 62.1% of the outstanding Common Stock.

     By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. Asia Investments disclaims such beneficial ownership.

     SB SINGAPORE

     The aggregate number of shares of Common Stock that SB Singapore may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 10,849,084 shares of Common Stock owned by Venture Tech), which constitutes approximately 62.1% of the outstanding Common Stock.

     By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. SB Singapore disclaims such beneficial ownership.

     SOFTBANK

     The aggregate number of shares of Common Stock that SOFTBANK may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 15,098,038 shares of Common Stock beneficially owned by the GP and 10,849,084 shares of Common Stock owned by Venture Tech), which constitutes approximately 62.1% of the outstanding Common Stock.

     By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by Venture Tech. SOFTBANK disclaims such beneficial ownership.

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     (b) FUND

     The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

     GP

     Because of its position as sole general partner of the Fund, the GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

     SB INVESTMENTS

     Because of its position as the sole general partner of the GP and the sole general partner of the Fund, SB Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

     ASIA INVESTMENTS

     Because of its position as the sole shareholder of SB Investments, the sole general partner of the GP and the sole general partner of the Fund, Asia Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

     SB SINGAPORE

     Because of its position as a voting shareholder of Asia Investments (which exercises control with respect to Asia Investments’ interest in SB Investments), the sole shareholder of SB Investments, the sole general partner of the GP and the sole general partner of the Fund, SB Singapore has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

     SOFTBANK

     Because of its position as the sole shareholder of SB Singapore, a voting shareholder of Asia Investments (which exercises control with respect to Asia Investments’ interest in SB Investments), the sole shareholder of SB Investments, the sole general partner of the GP and the sole general partner of the Fund, SB Singapore has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

     (c) On March 31, 2006, the Fund and the Company entered into the 2006 Purchase Agreement whereby the Fund agreed, pursuant to the terms contained therein, to purchase an aggregate of 3,333,333 shares of Common Stock at a price per share equal to $1.50 comprising an aggregate purchase price of approximately $5.0 million in cash. The transactions contemplated under the 2006 Purchase Agreement were privately negotiated and closed on March 31, 2006.”

     (d) Not applicable.

     (e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated to read in its entirety as follows:

     “The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

     PURCHASE AGREEMENT. In connection with the Fund’s purchase of an aggregate of 15,098,038 shares of Common Stock, the Company, the Fund and Venture Tech entered into the Purchase Agreements. The Purchase Agreements provide that the Fund and Venture Tech shall be entitled to appoint up to five members of the Company’s board of directors as detailed below:

•	One individual shall be designated by the Fund and Venture Tech (for so long as the Fund, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 10% of the outstanding Common Stock).

•	Two individuals shall be designated by the Fund and Venture Tech (for so long as the Fund, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 15% of the outstanding Common Stock).

•	Three individuals shall be designated by the Fund and Venture Tech (for so long as the Fund, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 20% of the outstanding Common Stock).

•	Four individuals shall be designated by the Fund and Venture Tech (for so long as the Fund, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 40% of the outstanding Common Stock).

•	Five individuals shall be designated by the Fund and Venture Tech (for so long as the Fund, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 50% of the outstanding Common Stock).

     The Company shall recommend the election of the directors designated by the Fund and Venture Tech (the “Investor Directors”) at each meeting of shareholders where the election of directors is considered and shall use its best efforts to cause the Investor Directors to be elected and re-elected to the Board.

     The Fund and Venture Tech shall have the right to remove or replace any of the Investor Directors by giving notice to such Investor Director and the Company, and the Company shall use its best efforts to effect the removal or replacement of any such Investor Director.

     In addition, unless prohibited by applicable law, the Fund and Venture Tech shall have the right to have two Investor Directors, as determined by the Fund and Venture Tech, be members of each committee of the Board, and the Company shall use its best efforts to appoint and maintain such Investor Directors on each committee of the Board, as requested by the Fund and Venture Tech. Any Investor Director who is not a member of a committee of the Board shall have the right to attend all meetings of such committee as a non-voting observer.

     Until the date that neither the Fund, Venture Tech nor their Affiliates (as defined therein) holds at least 15% of the outstanding Common Stock, the Company is prohibited by the Purchase Agreement from taking any of the following actions without the approval of a majority of the aggregate number of Common Stock held by the Fund, Venture Tech and/or their Affiliates (as defined therein):

•	purchase or redeem any securities of the Company other than pro rata from all stockholders pursuant to a tender offer;

•	sell, transfer or otherwise dispose of all or substantially all of the Company’s assets or take any action which results in the holders of the Common Stock prior to the transaction owning less than 80% of the voting power of the Company’s capital stock after the transaction;

•	take any action that may result in the Common Stock ceasing to be registered pursuant to Section 12 of the Exchange Act;

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•	amend the Company’s articles of incorporation or bylaws;

•	issue any equity securities senior to the Common Stock (including as to liquidation, dividends or participation in earnings);

•	issue any common stock or securities convertible into or exercisable for Common Stock other than to employees, directors or other service providers pursuant to plans approved by the Board;

•	liquidate or dissolve the Company;

•	declare or pay any dividends;

•	change the authorized number of directors; or

•	agree to do any of the foregoing.

     The Purchase Agreements also provides for additional rights of the Common Stock held by the Fund and Venture Tech, including the following:

•	RIGHT OF FIRST OFFER: For so long as the Fund, Venture Tech and/or their Affiliates hold at least 10% of the outstanding Common Stock, the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or the Company’s subsidiaries’ equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Stock or Common Stock equivalents, unless the Company shall have first offered such equity securities to the Fund and Venture Tech.

•	INSPECTION RIGHTS:The Fund and Venture Tech shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries at such reasonable times and as often as may be reasonably requested

•	REPORTS. So long as the Fund, Venture Tech and/or their Affiliates continue to hold at least 10% of the outstanding Common Stock, upon the request of the Purchasers, the Company shall provide Purchasers with all materials submitted to the Board at the same time and in the same manner as such materials are provided to the directors.

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•	FURNISHING OF INFORMATION. The 2004 Purchase Agreement provides that beginning with the filing of the 10-K for the year ending December 31, 2004, for as long as either the Fund or Venture Tech owns any of the shares of Common Stock purchased pursuant to the Purchase Agreement, the Company agrees to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after September 29, 2004 pursuant to the Act. Upon the request of either the Fund or Venture Tech, the Company shall deliver to such requestor a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. On and after the filing of the 10-K for the year ending December 31, 2004, for as long as either the Fund or Venture Tech owns any of the shares of Common Stock purchased pursuant to the Purchase Agreement, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Fund and/or Venture Tech and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for the Fund and/or Venture Tech to sell its shares of Common Stock purchased pursuant to the Purchase Agreement under Rule 144. The Company further agrees that on and after the filing of the 10-K for the year ending December 31, 2004, it will take such further action as any holder of the shares of Common Stock purchased pursuant to the Purchase Agreement may reasonably request to satisfy the provisions of Rule 144 applicable to the issuer of securities relating to transactions for the sale of securities pursuant to Rule 144.

•	REGISTRATION RIGHTS: The Company is required to register for re-sale, in a shelf registration, the Common Stock held by the Fund and Venture Tech in the public markets. The Fund and Venture Tech also have piggy-back registration rights to include Common Stock in any registration statement the Company files on its own behalf or on behalf of other shareholders.

     References to, and descriptions of, the Purchase Agreements in this Item 6 are qualified in their entirety by reference to the copy of the 2004 Purchase Agreement which was included as Exhibit 1 to this Statement filed on October 13, 2004, to the copy of the Amendment No. 1 to the Common Stock Purchase Agreement, dated as of March 21, 2005, by and among the Company, the Fund and Venture Tech, which is filed as Exhibit 3 to the Amendment No. 1 and to the copy of the 2006 Purchase Agreement, which is filed as Exhibit 4 to this Amendment No. 1, and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock owned by Reporting Persons.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 – Purchase Agreement, dated September 29, 2004, by and among the Company, the Fund and Venture Tech, filed with the original Statement on October 13, 2004.

     Exhibit 2 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed with the original Statement on October 13, 2004.

     Exhibit 3 – Amendment No. 1 to the Common Stock Purchase Agreement, dated as of March 9, 2005, by and among the Company, the Fund and Venture Tech, filed herewith.

     Exhibit 4 – Purchase Agreement, dated March 30, 2006, by and among the Company, the Fund and Venture Tech, filed herewith.

     Exhibit 5 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed herewith.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 5, 2006

SB ASIA INFRASTRUCTURE FUND L.P.

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director of SB Asia Pacific Investments Limited, which is The General Partner of SB Asia Pacific Partners L.P. which is the General Partner of SB Asia Infrastructure Fund L.P.

SB ASIA PACIFIC PARTNERS L.P.

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P.

SB ASIA PACIFIC INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher

Name:	Ronald D. Fisher
Title:	Director

SB FIRST SINGAPORE PTE LTD.

By:	/s/ Steven J. Murray

Name:	Steven J. Murray
Title:	Attorney-in-Fact of SB First Singapore Pte. Ltd.

SOFTBANK CORP.

By:	/s/ Steven J. Murray

Name:	Steven J. Murray
Title:	Attorney-in-Fact of SOFTBANK Corp.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006
Date

By:	/s/ Ronald D. Fisher

Signature

Ronald, D. Fisher, Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners, L.P., which is the General Partner of Asia Infrastructure Fund L.P.
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006
Date

By:	/s/ Ronald D. Fisher

Signature

Ronald, D. Fisher, Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners, L.P.
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006
Date

By:	/s/ Ronald D. Fisher

Signature

Ronald, D. Fisher, Director of SB Asia Pacific Investments Limited
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006
Date

By:	/s/ Ronald D. Fisher

Signature

Ronald, D. Fisher, Director of Asia Infrastructure Investments Limited
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006
Date

By:	/s/ Steven J. Murray

Signature

Steven J. Murray, Attorney-in-Fact of SB First Singapore Pte Ltd.
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2006
Date

By:	Steven J. Murray

Signature

Steven J. Murray, Attorney-in-Fact of SOFTBANK Corp.
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)